Verge Brewing Company, LLC

High Quality Craft Beer for Price Hill

Business Plan

December 2019

ContactInformation

Pete Bender and Greg Schmidt

www.Verge Brewing .com

1931 Poplar Dr., Suite 1

Cincinnati, Oh 45140

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Table of Contents

Executive Summary   **4**

    Opportunity   **4**

        Problem Summary   4

        Solution Summary   4

        Market   4

        Competition   5

        Why Us?   5

    Expectations   **5**

        Forecast   5

        Financial Highlights by Year 6

        Financing Needed   6

Opportunity   **7**

    Problem & Solution   **7**

        Problem Worth Solving   7

        Our Solution   7

    Target Market   **8**

        Market Size & Segments   8

    Competition   **9**

        Current Alternatives   9

        Our Advantages   11

    Operations   **12**

        Locations & Facilities   12

        Proposed Hours of Operation **13**

Execution   **13**

    Marketing & Sales   **13**

        Marketing Plan   13

        Technology   14

        Equipment & Tools   15

    Milestones & Metrics   **15**

        Milestones   15

        Key Metrics   16

Company   **16**

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Overview	16
Team	16
Management Team	16
Advisors	**19**
Financial Plan	**20**
Forecast	**20**
Key Assumptions	20
Revenue by Month	20
Expenses by Month	22
Net Profit by Year	24
Financing	**25**
Use of Funds	25
Sources of Funds	25
Cash Flow Projection	26
Appendix	**29**
Startup Costs	*29*
Startup Cost Detail: Brewhouse	*31*
Income Projections	**32**
Cost of Goods	*32*
Estimated Average Weekly Sales Projection, by Year	*33*

Executive Summary

Opportunity

Problem Summary

At the time of this writing, there are just over 50 breweries in the Cincinnati area. However, there are 52 neighborhoods within the City of Cincinnati, and over 200 in the greater Tri-state. We believe that each neighborhood deserves to be uniquely served, and of these over 252 neighborhoods, fewer than 20% of them have their own brewery establishments. In addition, there are about 7000 breweries in the entire United States, so we believe that there is plenty of room for quality craft beer here. By contrast, there are over 22,000 restaurants just in the state of Ohio.

Price Hill is a Cincinnati neighborhood that is an underserved "craft beer desert" in the local brewery landscape. Craft beer lovers living in and visiting this part of town are compelled to drive a good distance away to find quality craft beer, taking their enthusiasm and investment out of their immediate community.

Solution Summary

We intend to serve the Price Hill community with outstanding quality beer that inspires the community to gather. We plan on featuring a strong lineup of staple beers available year-round, seasonal beers that rotate with the seasons, and experimental beers to surprise and delight the community. The focus will be to have a mix of options that will span a range of flavor preferences; hoppy, malty, light, dark, traditional ales and flavor variations. We will offer a menu of beers that offers something for everyone, while also challenging our customers with craft beer styles they likely will not find anywhere else. Our in-house restaurant tenant will help us promote an environment that encourages our guests to stay and enjoy food & drink. In addition, we aim to engage the community in a way that generates interest in our beer and serves as an example of best-in-class level involvement in the community.

Our Price Hill location will feature approximately an 8,000 sq ft new build facility that includes an on-site quality restaurateur tenant, an expandable brew house, tap room featuring up to 20 tap handles, meeting space that can be rented, and an outdoor beer garden with loads of interactive games. These games include giant Jenga, darts, cornhole, and shuffleboard.

Market

Our key customers are craft beer drinkers in the immediate neighborhood and surrounding areas who enjoy fresh, high quality craft beer and a taproom environment that is warm, comfortable, and an inviting community gathering place. Our primary segment of customers, we believe, are Millennial professionals and their families. Notably, Price Hill's 35,000 population includes 17% Millennials. In addition to this core market, the proposed Price Hill location across the street from Elder and Seton high schools opens

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up the opportunity to capture a robust market of parents who are visiting from all across Cincinnati in order to drop their high-school-aged children off at events.

Competition

Across the competitive landscape, many of the most well-known breweries in Cincinnati have sized-up to regional brewery status rather than remain exclusively a neighborhood brewery. We acknowledge the role of larger breweries in consumer options, but perceive our direct competition to come from smaller brewery options in adjacent neighborhoods who maintain a more close-knit feel. Because of this, the exact mix of competitors depends greatly on our location. For the Price Hill community,

Why Us?

We believe that Verge Brewing will be a resounding success based in part on our advantages:

We are long-time Beer Judge Certification Program (BJCP) trained homebrewers with strong backgrounds in building craft beer recipes from scratch that have won over 60 competition awards over the years. Our recipes have become favorites of family and friends.

The Bender and Schmidt families have deep connections with the westside. We have all have lived, worked or have familial roots in the westside for generations and are particularly excited to bring our high quality craft beers to Price Hill. We trust that deepening our connections with the community will pay dividends in customer loyalty and repeat business. In addition to creating a welcoming place to relax with great craft beer and food, we are prepared to actively participate and support local organizations in order to foster and maintain these deep community bonds.

Our team has a strong work ethic and a shared vision to produce high quality craft beers, while creating a warm and welcoming place for those in the community to gather and enjoy our offerings. As a family-owned business, we are committed to creating a family-friendly space for our patrons and, invite them to join us is supporting worthy causes.

Expectations

Forecast

We have done extensive research and collaborated with our connections in the Cincinnati brewery community. The projections found later in this document were influenced by our proposed brewery space size of 8,000sq ft. We expect to see modest then strong growth over the course of our first 3 years of operation, as our marketing plan is executed and word of mouth draws more customers in from surrounding areas.

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Financial Highlights First Three Years



Financing Needed

Our estimated total project cost is $877,793. This investment will come from a mix of sources, including individual investors as well as bank loans. Ideally, our investors will also be passionate about the Price Hill community and help us to become part of the community.

Opportunity

Problem & Solution

Problem Worth Solving

Price Hill, with a population of over 35,000 people, does not have a single brewpub option to satisfy craft beer enthusiasts. Furthermore, the neighboring communities within a 10 mile radius, including Bridgetown and Delhi, add an additional 100,000 people to this "craft brewery desert." Local residents have few options when looking for craft beers on tap at restaurants and many opt to leave the west side to quench their thirst elsewhere. As these customers leave in search of beer, part of their connection to community leaves with them.

Price Hill truly needs a quality brewery and tap room, that successfully serves high quality beers and drives a sense of community where people want to hang out and spend time together with family and friends. Elder and Seton High Schools are less than a block away. Parents and friends have nowhere to go when they drop their kids off for practice, before games and after.

According to Kyle Swartz from Beverage Dynamics, craft beer has surpassed a 10% share of the overall U.S. beer industry and demand is growing. At the time of this writing, there are just over 50 breweries in the Cincinnati area. However, there are 52 neighborhoods within the City of Cincinnati, and over 200 in the greater Tri-state. We believe that each neighborhood deserves to be uniquely served, and of these over 252+ neighborhoods, fewer than 20% of them have their own brewery establishment. By contrast, there are about 7000 breweries in the entire United States, and over 22,000 restaurants just in the state of Ohio.

Our Solution

Leveraging our many years of brewing experience and beer judge expertise, our vision is to produce a high quality craft beer that is well positioned to win customers. We plan on featuring a strong lineup of staple beers available year-round, seasonal beers that rotate with the seasons, and experimental beers to surprise and delight the community. The focus will be to have a mix of options that will span a range of flavor preferences; hoppy, malty, light, dark, traditional ales and flavor variations. We will offer a menu of beers that offers something for everyone, while also challenging our customers with craft beer styles they likely will not find anywhere else.

We are proud to partner with Incline Public House to be our high quality food vendor. They already are a Price Hill favorite and we look forward to featuring their food at Verge Brewing.

By closely monitoring our best sellers and listening to what our customers tell us they want to drink, we will always have what our guests want, including a choice selection of cider and wine sourced from trusted outside vendors. It is extremely important to us to solicit continuous feedback from our patrons. We will hire knowledgeable servers and continue to educate them about our products so they can accurately answer customer's questions and help guide them in their drinking choices. We specifically expect them to be able to talk about beer differences and nuances. Verge Brewing will feature tasting and sensory training to all team members to ensure beer quality and professionalism throughout the organization.

We intend to position ourselves as a community cornerstone that embraces local clubs and civic organizations. As the community grows to know us and the good work we are doing, they will support our business.

Target Market

Market Size & Segments

Our key customers are craft beer drinkers in the immediate neighborhood and surrounding areas who enjoy fresh, high quality craft beer and a taproom environment that is warm, comfortable, and an inviting community gathering place. Our primary segment of customers, we believe, are Millennial professionals and their families. This segment reacts positively to businesses that give back to the community, and prioritize patronage of such businesses whenever possible. Our target is looking for a place to grab a quality beer as part of a social outing, and have an interest in special events such as guided beer tastings, fundraisers and more. Price Hill's 35,000 population includes 17% Millennials. Furthermore, potential customers from neighboring communities like Bridgetown and Delhi add an additional 100,000+ people to our potential customer base.

In addition to this core market, the proposed Price Hill location with proximity to Elder and Seton high schools opens up the opportunity to capture a robust market of parents who are visiting from all across Cincinnati in order to drop their high-school-aged children off at events.

Competition

Current Alternatives

Across the competitive landscape, many of the most well-known breweries in Cincinnati have sized-up to regional brewery status rather than remain exclusively a neighborhood brewery. We acknowledge the role of larger breweries in consumer options, but perceive our direct competition to come from smaller brewery options in adjacent neighborhoods who maintain a more close-knit feel. Because of this, the exact mix of competitors depends greatly on our location. Below is a map and a listing of competitors to consider as we compete for Price Hill customers.

Closest Breweries to Proposed Price Hill Location



List of 15 Closest Breweries to Proposed Price Hill Location, by Average Drive-Time

Brewery	Location	Type	Drive Time
West Side Brewing	Westwood, Cincinnati, OH	Taproom & Brewery	9 mins
Northern Row Brewery & Distillery	Over the Rhine, Cincinnati, OH	Taproom & Brewery	10 mins
Off Track Brewing Company	Over the Rhine, Cincinnati, OH	Taproom & Brewery	10 mins
Rhinegeist Brewing	Over the Rhine, Cincinnati, OH	Distribution Brewery & Taproom	10 mins
Samuel Adams Cincinnati Taproom	Over the Rhine, Cincinnati, OH	Distribution Brewery & Taproom	10 mins
Taft's Ale House	Over the Rhine, Cincinnati, OH	Brewpub	11 mins
Christian Moerlein Brewing Co.	Over the Rhine, Cincinnati, OH	Distribution Brewery & Taproom	12 mins

Humble Monk Brewing Co.	Northside, Cincinnati, OH	Taproom & Brewery	13 mins
Urban Artifact	Northside, Cincinanti, OH	Taproom & Brewery	13 mins
Darkness Brewing	Bellevue, KY	Taproom & Brewery	13 mins
Braxton Brewing	Covington, KY	Taproom & Brewery	13 mins
Bircus Brewing	Ludlow, KY	Taproom & Brewery	14 mins
Wooden Cask Brewing Company	Newport, KY	Taproom & Brewery	14 mins
13 Below	Sayler Park, OH	Taproom & Brewery	17 mins
Brink	College Hill, OH	Taproom & Brewery	19 mins

Our Advantages

We believe that Verge Brewing will be a resounding success based in part on our advantages:

- Five members of the ownership group are trained Beer Judge Certification Program (BJCP) judges each with several years experience judging in homebrew and professional competitions around the country. We will leverage these skills to produce the best quality craft beer around and educate our staff. Doing so will enable our team to make educated recommendations to our patrons, and earn their respect and loyalty.

- We've been building our own all-grain recipes for years. With our extensive experience, we know how to wisely and creatively choose and use only the best ingredients, allowing us to continuously be creative in producing great craft beer. If a beer does not meet our standards it will not be served, period. It may cost us money to dump a bad beer on occasion, put the price of a great reputation for quality is priceless.

- As a family-owned business, we are committed to creating a family-friendly space for our patrons.

- We are convinced that deepening connections with the community will pay dividends in customer loyalty and repeat business. We are prepared and excited to actively participate and support local organizations in order to foster and maintain deep community bonds.

- We have spent significant time and energy working with our connections in the brewery community. Our relationships in the brewery community are strong, and we have many people currently in the business who are encouraging and rooting for us.

- Our various connections to the west side:
  - Greg is a lifelong westsider and played football for Oak Hills High School and Kentucky Weselyan College (Panthers), where Greg and Tyra met. Tyra has fallen in love with the west side in the 20 years she's lived here and they have chosen to raise their family here as well.
  - Bender Road near Mount St. Joseph College is named for the farm belonging to Pete's family, and his daughter Angela worked at the Cincinnati Circus Company when they were headquartered in Price Hill. Our families both have strong Catholic community ties, and indeed, Our Lady of Victory was founded with Bender relatives in the original congregation.

Operations

Locations & Facilities

Standing across Glenway Ave. from the 8,000 sq ft new build brewery, it's clear that it is on a bustling street with lots of traffic. The style of building and façade with its large windows facing the street provide a view of a place that is inviting. High top tables for seating for between two and four persons line the windows and people are inside talking casually and enjoying a beer and good company. You want to go in just to see how the rest of the place looks on the inside. An outside beer garden can be also be partially seen from the street and ample parking is available in the back.

Once you're inside, the sound of the street fades away into the background. You hear the low volume of conversation and people having a good time together. You see an area where there are more round high top tables, but most of the place is made up of square regular sized wood tables where a group of between two to eight can sit and relax, enjoying each others company with a beer and some food.

The bar is long and accommodates about twelve seats. There is a designated space for customers to order their drinks. There are 20 beer taps along the back of the bar and above is a large list of what's on tap that day. The list is in two parts with a large screen TV in between them.

This space is the largest part of the tap room and includes a mix of high top and regular sized tables. The walls are of wood and brick, the floors are wood and it creates a warm inviting space. During the day, the sun coming through the windows provides much of the light in the area, otherwise the space is well lit with warm-light fixtures throughout. In the evening, this lighting will accentuate the warm look-and-feel of the space. There are photos on the wall of iconic scenes of the local community and surrounding area plus, photos of our partnering nonprofits, designed to reinforce that we are a part of the community, not just there to sell beer. The logo of the business is prominent in the space as well. There are several groups enjoying delicious food at the low tables. You can easily get some for yourself at the in-house restaurant to go along with the quality beer.

There is a shelf that holds board games, cards and other items for the patrons to use and enjoy while they visit the taproom. There are several large screen TVs hung around the space, and while there are no real barriers dividing the space, the TVs are placed strategically in several areas where small groups may want to sit together to watch a sporting event. While perfect for someone to come enjoy a pint while watching their favorite team play on TV, this is not a sports taproom and the volume for the TVs are low. Each TV can be tuned separately. There is also a music option where patrons can select songs from a "juke box." otherwise, the option of having background music playing at times is also possible.

A meeting room space is available for rental and can accommodate parties of up to 25 for private parties, community meetings, or business lunches and meetings. The decor is similar to the rest of the taproom, with small square tables that can be separated or pushed together depending on the client's needs.

A sizeable outdoor space with areas to hang out and play some games is available. Toss a ball or play cornhole while others relax and have a drink around a picnic table or on adirondack chairs by one of our well kept fire pits. Combined with the grass area for games, the 'paving' materials of small crushed stone or pea gravel creates a distinctive outdoor space. Part of the area with picnic tables is under a deck roof or awning system that includes fans in the ceiling to keep the air moving on warm days. On busy weekends, temporary taps with popular beers are available so patrons don't need to venture far from their group for another beer.

The goal of our taproom design is to create a space for people to come and experience our brand while fostering a sense of community. We will partner closely with our design partners to ensure that the taproom acoustics allow easy conversations so that patrons can socialize and connect. Our vision also includes window supported lighting during the day and warm, Inviting lighting during evenings. The plan allows for entertainment options such as giant jenga, darts, cornhole and a stage for hosting live music.

Our concept will include enough state of the art televisions to support our sports fans on game days, but TVs will not detract from the overlying theme of guest inclusiveness and community.

Initial Proposed Hours of Operation-

	Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
Opening Time	11:00 AM	1:00 PM	1:00 PM	11:00 AM	11:00 AM	11:00 AM	10:00 AM
Closing Time	8:00 PM	10:00 PM	10:00 PM	10:00 PM	10:00 PM	12:00 AM	12:00 AM

Execution

Marketing & Sales

Marketing Plan

While not the only generation of craft beer drinkers we want to attract, the primary focus of our marketing plan will be to young professionals of the millennial generation who are native users of the Internet. We will have a strong visually appealing website where customers can see what beers we have on tap including enticing descriptions of each one. They can get acquainted with us, see a schedule of the fun and entertaining events we will offer in the taproom, and see what causes we are currently hosting/supporting.

Social media is not completely free, but it will afford us the ability to get the most visibility for the business at a value price. Therefore, social media will be our primary means of marketing and getting the word out about our business and attract repeat customers. Specific platforms we plan to utilize at this time are Facebook, Twitter and Instagram. We will develop a strong Marketing/Social Media Editorial calendar for planning and implementing various campaigns and for sharing fun and interesting stories about the brewery.

Related but not necessarily considered social media, are beer-centric smartphone applications such as Untapped and Pint Pass which are great ways for dedicated, enthusiastic craft beer drinkers to not only learn that we exist, but also rate our beers positively which will in turn entice other users of the applications to come visit the brewery.

Other ways to market ourselves to the area include:

- Putting stories of our opening and other announcements in press release form onto Cincinnati-dot-com, Citybeat and other websites that offer the capability for users to upload stories and photos for consideration. If the story we submit is published it will extend our reach and introduce us to everyone who reads those websites.

- Sending mailers and postcards to the surrounding neighborhoods introducing them to the business.

- Sometimes overlooked, but a core way to market the brewery will be the use of quality signage with smart graphics and our great logo outside the building, and within the brewery.

- Finding ways for customers to share their email with us will help us build a Customer Relationship Management (CRM) system that can be used to update our customers with a newsletter of our latest offerings and what's going on around the brewery, plus it will help them feel connected to their neighborhood brewery. We can use either Constant Contact or MailChimp for this purpose.

- Demonstrate our commitment to the community by supporting very local groups. At this time, we are considering options such as a scholarship fund to help support education in the area, or support an afterschool program for younger students. Supporting other worthy causes like the American Diabetes Association, the Parkinson's Foundation, and the American Cancer Society are also important to us.

- Providing very limited distribution of our beers to other local businesses, such as restaurants and bars, we would consider part of the marketing mix. While we can make far more money on a keg in the taproom selling it pint-by-pint, it is an opportunity cost that we find is acceptable because it will help get our name out further into the community directly to craft beer drinkers and allow patrons of those establishments to taste our beer and hopefully decide to stop by the brewery to try more of our quality craft beer offerings.

- We plan on doing a crowdfunding campaign which will generate needed funds for operating the business, raise awareness of the business and act as marketing as well as giving a funder a sense of belonging and ownership.

Technology

Our taproom will feature an integrated Point-of-Sale (POS) system which will allow us to monitor and track sales, inventory and provide surveillance and control of the sound system. This system will allow the leadership team to generate sales and production reports which will serve as Key Performance Indicators (KPI) that will provide the insight we need to run the business efficiently and keep costs down. The surveillance system will ensure a safe and secure environment for our customers and employees.

Equipment & Tools

This bright, well lit 4,000 sq ft space is just the right size for brewing with some room for expansion as time goes by. This space is generally not open to patrons in except for closely supervised tours. The brewing area can partially be seen from the taproom.

Our brew house will feature a 10 barrel system that includes: 1 hot liquor tank, 1 mash tun, 1 boil kettle, 4 fermenters, 2 bright tanks, 1 keg washer, 1 grain mill with an elevator and other time and cost saving features. A flexible and scalable glycol system will support accurate fermentation temperatures, which will produce consistent, high quality beers. This configuration allows for future equipment expansion as the business grows. Views from the taproom will feature unobstructed visibility of the brewhouse. This will help drive a central theme that beer will be a focus point in this project. Our proposed square footage model affords us ample storage to warehouse material and hardware

Milestones & Metrics

Milestones

To date, over the last several years, our brewing team has racked up over 60 brewing competition medals. This includes a best in show, three on site professional brews, and the points championship of the largest homebrew competition by volume in the United.States. Our notoriety has allowed us to forge strong relationships in the Cincinnati brewing community.

We will soon be seeking equity and non-equity investors to support our vision. We have established our trademark, have a working operating agreement and will have our business registered soon as an LLC in the State of Ohio.

Timeline

Sep '17	Greg and Team Schmidion win Gold in Dayton and earn chance to brew at Fifth Street Brew Pub	**Feb '19**	Initial draft of business plan	**JFM '21**	Round 1 Investors
		Mar '19	Initial meeting with Price Hill Will & Cincinnati Port Authority	**AMJ '21**	Location buildout plans finalized
Jun '18	Pete Bender places his English Porter in the finals at the National Homebrew Competition	**Apr '19**	Greg and Team Schmidion win Best in Show at Braxton Brewing Hammerdown competition	**JAS '21**	Location buildout begins
				JFM '22	Initial inventory brewing begins
Aug '18	Greg and Team Schmidion win Beer and Sweat homebrew competition	**Apr '19**	Initial meeting with Ella Frye	**Apr '22**	Marketing campaign kicks off
		May '19	Verge Brewing brand name established	**May '22**	Taproom opens
Sep '18	Our group formed.				
Oct '18	Greg and Team Schmidion partner with Brink Brewing to brew a "give back beer" Part of the initial proceeds were donated to Parkinson research.	**Jun '19**	Greg and Team Schmidion place two entries in the final round of the National Homebrew Competition		
		Jul '19	Location finalized with letter of intent		

Key Metrics

Performance metrics are important for any business, and Verge Brewing is no different. We anticipate paying attention to a number of different performance indicators such as:

- The number of pints sold- which beers are selling well and which are not doing as well as expected. This is important to the brewing schedule and to know which beers need to be kept in inventory and which need to be replaced.

- Weekly/daily foot traffic into the taproom to detect changes based on the day of the week and month of the year and what special events may be

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going on in the community.

- Social media metrics for reach and engagement for each platform we anticipate using in our communication and marketing efforts.

- Topline weekly revenue and expenditures over time.

Company

Overview

Verge Brewing Co. is an LLC in the state of Ohio. Each family holds 50% of the business. The owners of the business are as follows:

The Schmidt Family (50%):
Greg and Tyra, 40%
Maddison, 5%
Phil Didion, 5%

The Bender Family (50%):
Pete and Vickie 30%
Angela and Michael Praksti 20%

The ownership percentages above reflect the portion of the business retained by the owners which has not been allocated for the purpose of raising funds through private and/or public offerings. Essentially each family retains 50% of the non-fundraising portion of ownership.

Team

Management Team

Greg Schmidt, BJCP Beer Judge (Co-founder and Head Brewer)
Began brewing after his daughter, Madison, gave him a beer kit for Christmas. This Father/Daughter time project has grown into a family passion for making amazing beers. Maddy's friend Phil Didion soon joined the brew team and the name "Schmidion" was born. Greg's wife Tyra later joined the team. Having been bitten by the homebrewing bug, Greg and his team quickly improved technique and knowledge and started brewing competitively. All Schmidion members trained for and passed the Beer Judge Certification Program (BJCP). Greg has become a force in the homebrewing community with over 60 competition medals in just three short years. He has brewed several of the team's award winning beers at professional breweries such as Fifth Street Brew Pub in Dayton and Brink Brewing in College Hill. In August 2018 Team Schmidion won the "Beer and Sweat" homebrew competition. It is the largest homebrew contest in the nation by volume. Greg recently (April 2019) scored a "Best in Show" at the Braxton Brewing Hammerdown Homebrew Competition by beating out over 330 entries. This summer, Greg and his team also placed two beers in the finals of prestigious National Homebrew Competition. Only 10% of entries accomplish this achievement. He will soon brew their winning English Barleywine at Braxton. In addition to his full-time employment, he now works part-time at Brink and has perfected the

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use of professional brewing systems under the instruction of head brewer Kelly Montgomery. Brink Brewing recently won its second straight "Very Small Brewery of the Year." At the Great American Beer Festival.

Greg has over 20 years of professional "big box" retail general manager experience. He has recruited, coached and trained teams of 15 to 55 employees and is known for driving high standards for customer service and profitability. Greg has a B.A. degree from Kentucky Wesleyan College. Greg will be on site full time at Verge, running day to day brewing and operations.

Tyra Schmidt, BJCP Beer Judge (Co-founder and Quality Control Manager)
Tyra Schmidt will serve as on-site chemist. As a physicist (B.S. Kentucky Wesleyan College) who has worked in International Standard Operations 9000 facilities for the last 31 years in the Chemistry field, she has demonstrated a strength in writing her own ISO procedures. These procedures are all inclusive to production, chemistry testing, environmental, health, and safety. These ISO procedures are written in detail so that any layperson should be able to perform any duties required as a daily process. It will be her role to provide consistency in quality and safety. She will be responsible for driving cleaning consistency standards in the brewhouse and the CO_2 tap system.

Pete Bender, BJCP Beer Judge (Co-founder and COO/CFO)
Has been home brewing for over 25 years but did not become a competitive home brewer until completing his BJCP beer judge certification in 2014. He has won numerous awards over the years for his English ales, lagers and American ales. Most notably, his English Porter got into the finals of the National Homebrew Competition in 2017 and his Pre-Prohibition Lager won second place at the Moerlein Brewers Challenge at Bockfest in 2018.

Pete currently is a Media Producer and Electronic Communications Manager at the University of Cincinnati Blue Ash College where he has worked for over 30 years. He also has served as an adjunct professor teaching classes in photography and video production. He holds a certificate in broadcasting (working at several local radio and TV stations in Cincinnati years ago), an Associate of Applied Science in Electronic Media Technology and a Bachelor or Arts in Business Management & Leadership from the University of Cincinnati.

Angela Praksti (Co-founder and Digital Marketing Director)
Angela began her acquaintance with beer brewing with her dad, Pete in 1998, learning how to start a siphon and visiting Listermann's to get grain (while looking longingly at the bottles of Root Beer concentrate). In the years since then, she's attended the University of Cincinnati twice - once their school of Design, Architecture, Art and Planning, and again many years later in the Lindner College of Business. Her studies and professional experience have prepared her to serve as a flexible member of the team, helping to build out finances, business and marketing plans as well as coordinating for the design and web technology needs impacting the business. Over the course of time, Angela has deepened her love of craft beer, culminating in her business support of the brewery.

Maddy Schmidt (Co-founder, Taproom Manager and Digital Marketing)
Maddy started her beer journey as a project to hang out with her dad, Greg, and college drinking buddy, Phil. After a few failed experiments and some determination, the Schmidts and Didions became Schmidion and quickly steamrolled into the beer community. She, along with various members of the

Verge Brewing team, is BJCP certified and strives to continuously better the taste and quality of some of our core beers. Professionally, received her BA in photojournalism at the University of Cincinnati and currently works as a photographer and videographer throughout the city. She and Phil will use their skills in food and entertainment photography as content coordinators for the Verge social and marketing teams. For fun, Maddy loves running, interacting with local communities and still brews experimental beers with her mom, dad and Phil.

Phil Didion (Co-founder, Assistant Brewer and Digital Promotions)
Phil met Maddy in college and soon became good drinking friends. After meeting up with Greg and Tyra and finding a shared love of similar beer styles, Team Schmidion was born and the homebrewing began. He immediately went to work, studying styles and techniques, getting to the point of building his own recipes that not only fit the desired flavors of Team Schmidion's favorite styles, but later winning awards at competitions. Under the wing of Kelly Montgomery, Head Brewer at Brink Brewing Co., Phil became an Assistant Brewer and learned more about the professional brewing world. Designing a homebrew system and other tools based off of what he had learned, Team Schmidion stepped up their game and started branching out into other styles. Phil took the BJCP exam to improve his palate and knowledge of what makes a good beer. He will serve as the Assistant Brewer to Greg to brew beer, design recipes and keep the brewery up to date on a technological level while improving quality.

Phil currently works as a multimedia editor and producer for a local news source. Combining photo, video, audio skills and a connection to local media outlets, Phil will also be a part of the media team with Maddy and Pete to create content for the brewery's social media needs and keep Verge Brewing in the paper, on TV and online.

Brewing Intern
We intend to partner with the Cincinnati State Brewing Science program to acquire additional talent for our brew staff and while effectively managing payroll. We hope to drive brewing community engagement and provide unique educational value to these students.

Advisors

Kelly Montgomery, Owner, *Brink Brewing*
Brian Jackson, Owner, *Esoteric Brewing*
Chad Powers, Owner, *Narrow Path Brewing*
Bradley Plank, *Fretboard Brewing*
Mark Landers, *Brink Brewing*
Jon and Sara McGarry, *Brink Brewing*
Jennifer Price, MBA, *Business Process Consultant*
Mark Reed, JD, *Attorney at Law*
James Czar, *Manager of Sales and Education, Grainworks Brewing Company*
Bob and Betty Bolas, *Owners, Fibonacci Brewing Company*

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Luke Shropshire, *Head Brewer, Sonder Brewing*

Financial Plan

Forecast

Key Assumptions

The forecasts included below are the product of extensive research and collaboration with our deep connections in the Cincinnati brewery community. The projections were influenced by our proposed brewery space size of 8,000sq ft. We expect to see modest to strong growth over the course of our first 3 years of operation, as our marketing plan is executed and word of mouth draws more customers in from our surrounding area. It is integral that adequate storage space is procured and our supporting hires to assist our Head Brewer are strong, so as to maintain the high quality of product to meet our exacting standards without undue grain, hop and water loss. We anticipate annual profit levels to ramp up to nearly 400k over the initial 3-4 year period, with continued growth thereafter.

Revenue by Month


Revenue for Year 1
$100,000.00
$75,000.00
$50,000.00
$25,000.00
$0.00
Revenue for Year 1
January
February
March
April
May
June
July
August
September
October
November
December

Revenue for Year 2



Revenue for Year 3



Revenue for Year 4



Revenue for Year 5



Expenses by Month





Expenses for Year 3



Expenses for Year 4





Expenses for Year 5

Financing

Use of Funds

We plan to use a combination of business loans and investments for the business and use it to fund procurement of the brewhouse equipment and the interior design buildout. As we move toward an opening date, funds will be used for operating expenses and pay wages to employees working in the brewery and those who are running and operating the taproom.

Sources of Funds

Plan for fundraising
Our operating statement will outline specific guidelines for investment opportunities. We anticipate beginning our drive for funds with private equity investors. We will finish the funding search with Wunderfund.

Personal Investment: Type A
The Bender and Schmidt families intend to contribute about $100,000 and secure SBA/ Bank loans equaling up to $600,000, dependent on funds raised in other rounds of funding.

Equity Investors Type B
Investors will have an exclusive opportunity to contribute during our private funding round. In this round, investors will be able to secure 1% equity in Verge Brewing for a $30,000 investment. Ideally, we would seek key investors from the immediate community nearby the brewery..

Equity Investors Type C
> For Friends and Family investors, we'd seek to leverage Wunderfund to ensure thorough documentation. Our goal would be to raise a minimum of $50,000, and extend perks and benefits to our community of contributors.

We have partnered with Esoteric Brewing co owner Brian Jackson to educate us on funding options including Wunderfund public funding. We are firm believers that sources like these will assist in galvanizing the local community around the brewery.

With such a community-based business concept, there come many creative options for engaging the community to raise funds. We have been researching methods of community-based fundraising that have been used with success in Cincinnati and beyond.

One concept, which has gained our attention is a 'Mug Club' program which, in return for a modest donation, provides a mug to the patron that comes with a myriad of benefits. This is typically a $50-$100 annual buy-in, with benefits such as discounted beer pours, merchandise discounts (typically 10%) and special club events. We foresee taking this one step further to engage the Price Hill community, and providing your choice of 4 mug colors, each corresponding with the local high school of your choice. Our hope is to motivate patrons to use their mugs in the taproom and have a friendly conversation with one another.

Another potentially lucrative fundraising opportunity is to attract community members to 'sponsor' our décor, such as seating or the bar and other fixtures. Their mark would be made with a plaque, indicating their patronage.

The benefit of these community-based fundraising options is two-fold - raising funds and marketing. By participating, the community becomes aware and energized around the new brewery, and begins to feel a sense of ownership. By forming in their minds that Verge Brewery as a place they care about, they are more likely to feel pride about our brewery, stop in and try our product, as well as bring their friends.

Cash Flow Projection

Revenue numbers are estimated based on expected daily foot traffic and an assumption that customers will purchase an average of 2 beverages apiece. Average Monthly Sales projection has also been adjusted for seasonality. 3 year projection assumes year-over-year growth of customer traffic of 25% per year. Also reflected is income from a sublease to an onsite food provider.

Based on our knowledge of at-scale resource procurement, our cost of goods includes grains, hops, yeast, water and energy. This number will vary based on the type of product produced, i.e. a hop-forward ale vs. a malt-heavy stout.

Labor line item includes hourly wage for: Head Brewer, Taproom Manager, Assistant Brewer and full-time bar coverage (may be 2 or more individuals) Utilities are inclusive of cost for electric, gas, water, and sewage. Operating Expenses provides for ongoing operational expenses such as Point-of-Sale system, Security system, extermination, rug cleaning, and bar rag laundering. 'Supplies' is inclusive of ongoing general office supplies such as paper, ink; Bathroom supplies such as toilet paper, paper towels, trash bags, urinal freshers; other general supplies such as trash bags, and monthly CO2/Glycol for the tap lines.

Cash Flow Projections Year 1

Year 2020	January	February	March	April	May	June	July	August	September	October	November	December
Beginning Balance	$877,792.74	$643,359.54	$537,572.54	$484,385.54	$474,584.79	$494,147.51	$521,916.66	$552,442.68	$580,211.82	$607,980.96	$626,290.92	$636,115.44
Beverage Sales Revenue	$0.00	$0.00	$0.00	$0.00	$74,058.06	$88,626.86	$91,864.37	$88,626.86	$88,626.86	$77,700.26	$67,987.73	$58,275.19
Merchandise Sales Revenue												
Restaurant Sublease					$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00
Total Revenue					$75,141.06	$89,709.86	$92,947.37	$89,709.86	$89,709.86	$78,783.26	$69,070.73	$59,358.19
Capital Needs	$234,433.20	$105,787.00	$53,187.00	$9,800.75	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cost of Goods					$8,010.50	$14,659.22	$15,139.85	$14,659.22	$14,659.22	$12,816.80	$11,214.70	$9,612.60
Labor (& related)					$28,000.00	$28,000.00	$28,000.00	$28,000.00	$28,000.00	$28,000.00	$28,000.00	$28,000.00
Occupancy					$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00
Utilities					$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,875.00	$2,250.00	$2,250.00
Operating Expenses					$1,786.33	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Supplies					$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Miscellaneous												
Debt Service (Bank loan)					$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50
Total Expenses					$55,579.33	$61,942.55	$62,423.24	$61,942.55	$61,942.55	$60,474.90	$59,247.60	$57,645.30
Ending Balance	$643,359.54	$537,572.54	$484,385.54	$474,584.79	$494,147.51	$521,916.66	$552,442.68	$580,211.82	$607,980.96	$626,290.92	$636,115.44	$637,829.53

Cash Flow Projections Year 2

Year 2021	January	February	March	April	May	June	July	August	September	October	November	December
Beginning Balance	$637,829.53	$639,339.42	$624,849.30	$617,225.86	$622,585.78	$665,500.63	$723,742.71	$785,390.83	$843,632.91	$901,874.98	$948,621.64	$985,150.16
Beverage Sales Revenue	$40,468.88	$40,468.88	$48,562.66	$64,750.21	$92,572.57	$110,783.57	$114,830.46	$110,783.57	$110,783.57	$97,125.32	$84,984.66	$72,843.99
Merchandise sales revenue												
Restaurant Sublease	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00
Total Revenue												
Capital Needs	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cost of Goods	$8,010.50	$8,010.50	$9,612.60	$12,816.80	$14,659.22	$17,543.00	$18,183.84	$17,543.00	$17,543.00	$15,380.16	$13,457.64	$11,535.12
Labor (& related)	$12,000.00	$28,000.00	$28,000.00	$28,000.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00
Occupancy	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00
Utilities	$2,250.00	$2,250.00	$1,875.00	$1,875.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Operating Expenses	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Supplies	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Debt Service (Bank loan)	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50
Ending Balance	$639,339.42	$624,849.30	$617,225.86	$622,585.78	$665,500.63	$723,742.71	$785,390.83	$843,632.91	$901,874.98	$948,621.64	$985,150.16	$1,011,460.53

Cash Flow Projections Year 3

Year 2023	January	February	March	April	May	June	July	August	September	October	November	December
Beginning Balance	$1,611,328.50	$1,628,125.05	$1,628,921.60	$1,639,858.75	$1,670,327.13	$1,723,600.96	$1,794,452.88	$1,869,211.05	$1,940,062.97	$2,010,914.90	$2,068,583.25	$2,114,532.87
Beverage Sales Revenue	$56,838.55	$56,838.55	$68,206.26	$90,941.68	$104,014.54	$124,476.42	$129,023.50	$124,476.42	$124,476.42	$109,130.01	$95,488.76	$81,847.51
Merchandise sales revenue												
Restaurant Sublease	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00
Total Revenue												
Capital Needs	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cost of Goods	$8,010.50	$8,010.50	$9,612.60	$12,816.80	$14,659.22	$17,543.00	$18,183.84	$17,543.00	$17,543.00	$15,380.16	$13,457.64	$11,535.12
Labor (& related)	$12,000.00	$28,000.00	$28,000.00	$28,000.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00
Occupancy	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00
Utilities	$2,250.00	$2,250.00	$1,875.00	$1,875.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Operating Expenses	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Supplies	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Debt Service (Bank loan)	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50
Ending Balance	$1,628,125.05	$1,628,921.60	$1,639,858.75	$1,670,327.13	$1,723,600.96	$1,794,452.88	$1,869,211.05	$1,940,062.97	$2,010,914.90	$2,068,583.25	$2,114,532.87	$2,148,763.76

Cash Flow Projections Year 4

Year 2024	January	February	March	April	May	June	July	August	September	October	November	December
Beginning Balance	$2,148,763.76	$2,168,970.62	$2,173,177.48	$2,188,207.01	$2,224,131.88	$2,283,646.58	$2,361,967.09	$2,444,466.67	$2,522,787.18	$2,601,107.69	$2,665,323.84	$2,717,002.79
Beverage Sales Revenue	$60,248.86	$60,248.86	$72,298.63	$96,398.18	$110,255.41	$131,945.00	$136,764.91	$131,945.00	$131,945.00	$115,677.81	$101,218.09	$86,758.36
Merchandise sales revenue												
Restaurant Sublease	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00
Total Revenue												
Capital Needs	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cost of Goods	$8,010.50	$8,010.50	$9,612.60	$12,816.80	$14,659.22	$17,543.00	$18,183.84	$17,543.00	$17,543.00	$15,380.16	$13,457.64	$11,535.12
Labor (& related)	$12,000.00	$28,000.00	$28,000.00	$28,000.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00
Occupancy	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00
Utilities	$2,250.00	$2,250.00	$1,875.00	$1,875.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Operating Expenses	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Supplies	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Debt Service (Bank loan)	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50
Ending Balance	$2,168,970.62	$2,173,177.48	$2,188,207.01	$2,224,131.88	$2,283,646.58	$2,361,967.09	$2,444,466.67	$2,522,787.18	$2,601,107.69	$2,665,323.84	$2,717,002.79	$2,756,144.53

Cash Flow Projections Year 5

Year 2025	February	March	April	May	June	July	August	September	October	November	December
Beginning Balance	$2,779,966.32	$2,787,788.11	$2,807,155.56	$2,848,864.33	$2,914,994.35	$3,001,231.56	$3,091,937.03	$3,178,174.24	$3,264,411.45	$3,335,568.27	$3,393,320.30
Beverage Sales Revenue	$63,863.79	$76,636.55	$102,182.07	$116,870.74	$139,861.70	$144,970.81	$139,861.70	$139,861.70	$122,618.48	$107,291.17	$91,963.86
Merchandise sales revenue											
Restaurant Sublease	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00
Total Revenue											
Capital Needs	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cost of Goods	$8,010.50	$9,612.60	$12,816.80	$14,659.22	$17,543.00	$18,183.84	$17,543.00	$17,543.00	$15,380.16	$13,457.64	$11,535.12
Labor (& related)	$28,000.00	$28,000.00	$28,000.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00	$16,800.00
Occupancy	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00	$5,500.00
Utilities	$2,250.00	$1,875.00	$1,875.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Operating Expenses	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Supplies	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Debt Service (Bank loan)	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50	$9,781.50
Ending Balance	$2,787,788.11	$2,807,155.56	$2,848,864.33	$2,914,994.35	$3,001,231.56	$3,091,937.03	$3,178,174.24	$3,264,411.45	$3,335,568.27	$3,393,320.30	$3,437,667.54

Appendix

Startup Costs

The brewhouse is the core of any brewery's production facility. Our brewhouse quote as shown in detail below is provided by Alpha Brewing Operations.

Production Facility			
Brewhouse Total			**$227,894.00**
8 cu ft backwashing carbon filter	*1*	*$1,900.00*	*$1,900.00*
Single stage chiller	*1*	*$16,500.00*	*$16,500.00*
Alpha mill - 2 roller grist mill	*1*	*$8,500.00*	*$8,500.00*
Flex auger system	*1*	*$2,400.00*	*$2,400.00*

Stainless steel grist hopper (50 cu ft.)	*1*	*$3,100.00*	*$3,100.00*
10 bbl 2 vessel Direct-fire Brew House w/ Standard Control System	*1*	*$64,655.00*	*$64,655.00*
400,000 btu.hr Direct Fire Natural Gas Burner	*1*	*$3,636.00*	*$3,636.00*
Optional Brew House Full Automation Package Upgrade	*1*	*$7,464.00*	*$7,464.00*
Bolt Package	*1*	*$1,200.00*	*$1,200.00*
Liquor Blending Flow Meter/Totalizer	*1*	*$1,560.00*	*$1,560.00*
Wort Micro-oxygenation assembly	*1*	*$384.00*	*$384.00*
All glass Wort Grant	*1*	*$895.00*	*$895.00*
Dual stage heat exchanger upgrade (10 bbl system)	*1*	*$850.00*	*$850.00*
20 bbl hot liquor tank - direct fire	*1*	*$9,931.00*	*$9,931.00*
300,000 btu/hr Natural Gas Direct Fire Burner	*1*	*$900.00*	*$900.00*
Hot or Cold Liquor Pump	*1*	*$1,690.00*	*$1,690.00*
Hot or Cold Liquor Pump SS Piping Assembly	*1*	*$778.00*	*$778.00*
10 bbl Fermentation Vessel	*5*	*$7,999.00*	*$39,995.00*
10 bbl Brite Tank	*3*	*$7,499.00*	*$22,497.00*
Touch screen cellar temperature control panel	*1*	*$4,076.00*	*$4,076.00*
150L Portable Clean in Place (CIP) Trolley w/ VFD	*1*	*$6,698.00*	*$6,698.00*
Alpha SAW-30 Semi-Automatic 2 head keg washer	*1*	*$10,714.00*	*$10,714.00*
1.5 Hp CIP/ Transfer Pump Cart	*1*	*$3,300.00*	*$3,300.00*
Brewery Hose and Fittings	*1*	*$2,769.00*	*$2,769.00*
Sanitary Bi-metal Thermometer	*7*	*$99.00*	*$693.00*
RTD Sensors	*7*	*$120.00*	*$840.00*
Glycol Valves	*7*	*$178.00*	*$1,246.00*

RTDSensorWire (200 linear foot shielded wire)	*1*	*$280.00*	*$280.00*
On-site Commissioning and Training Service	*5*	*$450.00*	*$2,250.00*
Per day transportation, lodging, meal expenses	*5*	*$250.00*	*$1,250.00*
Shipping, Handling, Crating, Documentation - TBD	*1*	*$4,500.00*	*$4,500.00*
Rolling Safty Ladder (Uline - H1083-10) OSHAcompliant	*1*	*$443.00*	*$443.00*
CO2/Nitrogen SystemTap system (20 total taps)	1	$18,000.00	$18,000.00
CO2(Monthly)	4	$175.00	$700.00
Nitrogen	4	$80.00	$320.00
Oxygen	2	$80.00	$160.00
Zaum (CO2 measuring)	1	$1,600.00	$1,600.00
Walk in Refrigeration (20x30x8)	1	$23,450.00	$23,450.00
Jocky Box	2	$700.00	$1,400.00
Uline KegDolly	1	$175.00	$175.00
Lift'n BuddyKegLifter (TPIN: 6N6OHM442 Retail Handleing solutions)	1	$2,995.00	$2,995.00
Pallet Jack	1	$500.00	$500.00
Hydraulic Cart (manual) 32"x20" ULine H1486	1	$435.00	$435.00
1/2 BBLKegs	400	$110.00	$44,000.00
1/6 BBLKegs	75	$50.00	$3,750.00
Yeast Brink	4	$700.00	$2,800.00
Production Facility TOTAL:			**$328,179.00**
Opening Inventory	**Units**		

Hops (lbs.)	120	$6.00	$720.00
Grain (lbs)	8500	$0.86	$7,310.00
Yeast (per batch w/ 3 repitches)	6	$280.00	$1,680.00
TOTAL:			**$9,710.00**
Taproom			
Point of Sale System (Square or Clover)	1	$1,800.00	$1,800.00
Small Bar Fridge	1	$300.00	$300.00
Taproom water fountain/filtered Home Depot -LZS8WSSP	1	$1,100.00	$1,100.00
Beverage Fridge Tall (TooLots.com. TPIN: JJOGBQUP2)	1	$1,299.00	$1,299.00
16oz. glassware	800	$2.07	$1,656.00
10 oz. glassware	500	$1.90	$950.00
8oz. glassware	504	$1.55	$781.20
4oz. Flight glassware	500	$1.72	$860.00
Flight holder	50	$12.00	$600.00
Crowler Machine	1	$2,300.00	$2,300.00
Crowler Can Body	*2400*	*$0.40*	*$960.00*
Crowler Can Lid	*2400*	*$0.12*	*$288.00*
Crowler Labels	*2400*	*$0.30*	*$720.00*
Crowler 3pk handles (350 per pack)	*1*	*$78.75*	*$78.75*
8 Televisions / Mounts etc. and one time installation quote	1	$3,400.00	$3,400.00
Entertainment (cable etc.) annual cost	1	$780.00	$780.00
Board Games	1	$75.00	$75.00
Cornhole Set (w/logo)	2	$225.00	$450.00

Giant Jenga	1	$100.00	$100.00
TOTAL:			**$18,497.95**
Merchandise			
t-shirts	500	$7.00	$3,500.00
hats	125	$10.00	$1,250.00
stickers	1000	$1.00	$1,000.00
TOTAL:			**$5,750.00**
Branding			**$750.00**
Interior Buildout/FFE			**$358,000.00**
Buildout Ad Hoc(4000sq at $89 per)			**$356,000.00**
Interior design/architect ad hoc costs	1	$2,000.00	$2,000.00
Bathroom fixturing			
Faucets	*5*	*$430.00*	*$2,150.00*
Toilets	*5*	*$250.00*	*$1,250.00*
Urinals	*3*	*$250.00*	*$750.00*
Sinks	*5*	*$150.00*	*$750.00*
Changing tables	*2*	*$200.00*	*$400.00*
Hygiene product vending	*1*	*$250.00*	*$250.00*
Trash cans	*2*	*$300.00*	*$600.00*
Hygiene product trash	*3*	*$50.00*	*$150.00*

Shower enclosure	*1*	*$700.00*	*$700.00*
TOTAL:			**$7,000.00**
Front of House			
Lighting	*30*	*$200.00*	*$6,000.00*
Fans	*4*	*$500.00*	*$2,000.00*
Windows	*24*	*$500.00*	*$12,000.00*
Doors	*10*	*$500.00*	*$5,000.00*
Garage Roll-up doors	*3*	*$8,000.00*	*$24,000.00*
Bartop	*1*	*$6,000.00*	*$6,000.00*
Dishwasher	*1*	*$3,500.00*	*$3,500.00*
Taps (32 faucets)	*1*	*$1,126.00*	*$1,126.00*
Tap Handles	*32*	*$30.00*	*$960.00*
Low Tables	*10*	*$60.00*	*$600.00*
High Tables	*15*	*$50.00*	*$750.00*
Low Chairs	*60*	*$100.00*	*$6,000.00*
High Chairs	*60*	*$125.00*	*$7,500.00*
Highchairs (child)	*6*	*$35.00*	*$210.00*
Couch	*2*	*$500.00*	*$1,000.00*
Coffee Table	*1*	*$250.00*	*$250.00*
Basic Audio Equipment	*1*	*$900.00*	*$900.00*
TOTAL:			**$77,796.00**
Back Office			
Computers (+ peripherals)	4	$1,500.00	$6,000.00
General productivity software (OS, Microsoft etc.)	4	$149.00	$596.00
Marketing & Creative software (Adobe)	1	$599.00	$599.00
Accounting software	1	$299.99	$299.99
Brewery Operations software (BeerSmith)	1	$125.00	$125.00
Business wifi (monthly)	4	$139.95	$559.80
Desks - mgr (OD-281901)	2	$280.00	$560.00
desk chairs	4	$130.00	$520.00
Laser Paper 8 ream pack (OD-3620512)	1	$73.00	$73.00
Laser Toner	1	$577.00	$577.00
Safe	1	$500.00	$500.00

desk chairs exec	2	$200.00	$400.00
exec desks (OD- 565902)	2	$350.00	$700.00
laser printer (OD- 7808444)	1	$600.00	$600.00
TOTAL:			**$12,109.79**
Legal/Licensing			
State License to sell Beer	1	$0.00	$0.00
State License to sell Wine & Cider	1	$4,900.00	$4,900.00
Federal Brewers Notice	1	$0.00	$0.00
Federal Brewers Bond	1	$1,000.00	$1,000.00
Keg collar submissions	12	$50.00	$600.00
Lawyer Ad hoc		$30,000.00	$30,000.00
TOTAL:			**$36,500.00**
Delivery Transportation/vehicle wrap	**1**	**$10,000.00**	**$10,000.00**
Security System	1	**$12,000.00**	**$12,000.00**
Insurance (monthly)	**12**	**$125.00**	**$1,500.00**
GRAND TOTAL			**$877,792.74**

Income Projections

Revenues	Weekly	Percentage	Monthly	Percentage	Year	Percentage
Tap House	$17,292.00		$74,926.24		$899,114.83	
Restaurant Sublease	$115.38		$500.00		$6,000.00	
Retail	$500.00		$2,166.50		$25,998.00	
Total Income	$17,907.38		$77,592.74		$931,112.83	
Cost of Goods Sold	$1,200.00		$5,199.60		$62,395.20	25.0%
Labor (& Labor Related)	$7,000.00		$30,331.00		$363,972.00	14.5%
Occupancy	$1,400.00		$6,066.20		$72,794.40	5.2%
Utilities	$150.00		$649.95		$7,799.40	4.4%
Operating Expenses	$440.00		$1,906.52		$22,878.24	4.4%
Supplies	$233.00		$1,009.59		$12,115.07	
Total Expenses	$10,423.00		$45,162.86		$541,954.31	
EBITDA (Income - Expenses) Earnings before interest, tax, depreciation and amortization	$7,484.38		$32,429.84		$389,158.06	56.3%
Loan Repayment	$767.00		$3,323.41		$39,880.93	
Net Cash	$6,717.38		$29,106.43		$349,277.13	

Cost of Goods, Beer

Inputs	Low Gravity	High Gravity	High Hop	Average
CoGs/barrel	$75.00	$225.00	$187.50	$162.50
CoGs/gallon	$2.42	$7.26	$6.05	$5.24
CoGs/pint	$0.30	$0.91	$0.76	$0.66
CoGs/batch	$1,050.00	$2,250.00	$2,250.00	$1,850.00

Estimated Average Weekly Sales Projection, by Year

Year 1						Year 2				
Day	# of Open Hours	Customers	Customers per hr	Pints	Dollars	Day	# of Open Hours	Customers	Customers per hr	Pints	Dollars
Sunday	9	203	23	406	$2,436.00	Sunday	9	254	28	507.5	$3,045.00
Monday	9	75	8	150	$900.00	Monday	9	80	9	160	$960.00
Tuesday	9	75	8	150	$900.00	Tuesday	9	80	9	160	$960.00
Wednesday	11	88	8	176	$1,056.00	Wednesday	11	110	10	220	$1,320.00
Thursday	11	150	14	300	$1,800.00	Thursday	11	188	17	376	$2,256.00
Friday	13	350	27	700	$4,200.00	Friday	13	438	34	876	$5,256.00
Saturday	14	500	36	1000	$6,000.00	Saturday	14	625	45	1250	$7,500.00
TOTAL	76	1441	123	2882	$17,292.00	TOTAL	76	1775	151	3550	$21,297.00
				For the Year:	$899,184.00					For the Year:	$1,107,444.00

Year 3						Year 4					
Day	# of Open Hours	Customers	Customers per hr	Pints	Dollars	Day	# of Open Hours	Customers	Customers per hr	Pints	Dollars	Day
Sunday	9	317	35	634.375	$3,806.25	Sunday	9	396	44	793	$4,757.81	Sunday
Monday	9	90	10	180	$1,080.00	Monday	9	110	12	220	$1,320.00	Monday
Tuesday	9	90	10	180	$1,080.00	Tuesday	9	110	12	220	$1,320.00	Tuesday
Wednesday	11	138	13	275	$1,650.00	Wednesday	11	172	16	344	$2,062.50	Wednesday
Thursday	11	235	21	470	$2,820.00	Thursday	11	294	27	587.5	$3,525.00	Thursday
Friday	13	548	42	1095	$6,570.00	Friday	13	684	53	1368.75	$8,212.50	Friday
Saturday	14	781	56	1562.5	$9,375.00	Saturday	14	977	70	1953.125	$11,718.75	Saturday
TOTAL	76	2198	187	4397	$26,381.25	TOTAL	76	2743	233	5486	$32,916.56	TOTAL
				For the Year:	$1,371,825.00					For the Year:	$1,711,661.25	

Year 5					
Day	# of Open Hours	Customers	Customers per hr	Pints	Dollars
Sunday	9	496	55	991	$5,947.27
Monday	9	125	14	250	$1,500.00
Tuesday	9	125	14	250	$1,500.00
Wednesday	11	215	20	430	$2,578.13
Thursday	11	367	33	734	$4,406.25
Friday	13	855	66	1711	$10,265.63
Saturday	14	1221	87	2441	$14,648.44
TOTAL	76	3404	289	6808	$40,845.70
				For the Year:	$2,123,976.56